Exhibit A

(as of November 13, 2025)

Fund	Effective Date

First Trust Global Tactical Commodity Strategy Fund	September 16, 2013
First Trust Alternative Absolute Return Strategy ETF	April 12, 2016
First Trust Enhanced Stocks, Bonds & Gold ETF	November 13, 2025